For Immediate Release

Nordion Reports First Quarter 2011 Financial Results

First quarter financial results demonstrate stability for Nordion

Highlights:

•	Extended sales contract with major customer Lantheus Medical Imaging until 2013
•	Announced return of cash to shareholders through dividend and Normal Course Issuer Bid (NCIB)
•	Achieved cost savings following completion of strategic repositioning

Nordion reports in U.S. dollars unless otherwise specified

OTTAWA, CANADA – March 9, 2011 – Nordion Inc. (TSX: NDN) (NYSE: NDZ), a leading provider of products and services to the global health sciences market, announced today first quarter 2011 revenues from continuing operations of $70.0 million, up 54% from $45.5 million in the first quarter of fiscal 2010. Income from continuing operations was $23.4 million ($0.35 earnings per share), compared with a loss from continuing operations of $43.3 million ($0.36 loss per share) in the first quarter of fiscal 2010.

“Nordion demonstrated solid financial results in the first quarter,” said Mr. Steve West, Chief Executive Officer, Nordion Inc. “We saw a significant improvement in profitability as we realized cost savings resulting from the completion of our strategic repositioning, improved performance in our Medical Isotopes and Targeted Therapies businesses, and results that were in line with the Company’s expectations in our Sterilization Technologies business.”

Key Q1 2011 Events:
•	On November 1, 2010, the Company completed its name change from MDS Inc. to Nordion Inc.
•	On December 2, 2010, Nordion announced it had signed a non-binding letter of intent to divest its Belgian subsidiary, MDS Nordion S.A., excluding the TheraSphere business.
•
On December 23, 2010, Nordion announced that the first sample of Mo-99 had been shipped from The Open Joint Stock Company "Isotope" (Isotope), the authorized subsidiary of Rosatom State Corporation, to Nordion, for qualification testing.

•	On January 5, 2011, Nordion announced it had extended its Mo-99 supply contract with a major customer, Lantheus Medical Imaging, Inc., until December 31, 2013.
•	On January 20, 2011, Nordion announced the introduction of a quarterly dividend of $0.10 per share and an NCIB program.
•
On January 25, 2011, Nordion entered a five-year cobalt-60 (Co-60) supply agreement with Sterigenics International, extending its existing agreement with the contract sterilization and ionization company.

Subsequent to the quarter:
•	On February 21, 2011, Nordion announced it signed a share purchase agreement with Best Medical to divest MDS Nordion S.A., the Company’s Belgian operations.
•	As of March 9, 2011, Nordion had repurchased 2.8 million common shares at a cost of $32.7 million.

Medical Isotopes Update
As previously reported, the Atomic Energy of Canada Limited (AECL) currently anticipates an approximately one-month long planned shutdown of the National Research Universal (NRU) reactor beginning in mid-May 2011. While Nordion may be in a position to provide limited quantities of supply that is licensed for distribution to customers during the shutdown, the Company’s current expectation is that it will not have commercial quantities of Mo-99 from its Russian partner, Isotope as back up supply during the NRU reactor outage.

Nordion continues to work with Isotope to improve its supply chain reliability by bringing on line this important back up supply of Mo-99 for its customers. In addition, Nordion continues to work with existing and potential new customers to increase the Company’s market share for Mo-99. However, Nordion may not gain new customer orders until later in the year.

Returns to Shareholders
In January 2011, the Company announced a re-initiation of an NCIB, which was authorized by the Toronto Stock Exchange, to purchase for cancellation up to 5,677,108 Common shares.  During the first quarter of fiscal 2011, the Company repurchased 316,364 common shares for a total cost of $3.5 million, which were cancelled subsequent to January 31, 2011.

In January 2011, the Company also declared a quarterly dividend at $0.10 per share, which will be paid on
April 1, 2011 to the Company’s shareholders on record as of March 17, 2011. The Company’s initial quarterly dividend is expected to result in a $6.5 million payment to shareholders.

First Quarter Fiscal 2011 Results

Financial Results - Consolidated
	Three months ended January 31
(thousands of U.S. dollars, except where noted)	2011	2010
Revenues from continuing operations	$69,982	$45,474
Operating income (loss) from continuing operations	$30,584	$(43,646)
Income (loss) from continuing operations	$23,427	$(43,319)
- Basic earnings (loss) per share from continuing operations	$0.35	$(0.36)
Net income (loss)	$21,546	$(142,876)
Cash and cash equivalents	$107,932	$870,536
Share buyback
- number of shares	316,364	-
Weighted average number of Common shares outstanding - basic (thousands of shares)	67,133	120,137

•
Consolidated revenues from continuing operations in the first quarter of fiscal 2011 were $70.0 million, up $24.5 million or 54%, compared with the first quarter of fiscal 2010. The increase was primarily due to increased revenues from Medical Isotopes as a result of the NRU reactor resuming operations in August 2010 and higher Targeted Therapies revenues primarily due to increased shipments of TheraSphere® and

CardioGen-82TM products.
•	Gross margin was 50%, compared with 41% in the first quarter of the previous fiscal year due to the NRU reactor resuming operations.
•
Operating income from continuing operations in the first quarter of fiscal 2011 was $30.6 million, up from a loss of $43.6 million in the first quarter of fiscal 2010. Improved segment earnings from Medical Isotopes and Targeted Therapies and lower corporate selling, general and administrative expense contributed to the increase in operating income. A favourable $18.6 million change in the fair value of embedded derivatives primarily associated with the Company’s Russian Mo-99 supply agreement and a $33.7 million restructuring charge in the first quarter of fiscal 2010 accounted for the remainder of the increase.

Financial Results - Segment
	Three months ended January 31
(thousands of U.S. dollars)	2011	Segment Gross Margin	2010	Segment Gross Margin
Revenues from continuing operations
Medical Isotopes	$29,495	52%	$7,880	13%
Targeted Therapies	17,819	46%	14,752	41%
Sterilization Technologies	22,668	49%	22,842	51%
Consolidated revenues from continuing operations	69,982	50%	45,474	41%

	2011	Segment Operating Margin	2010	Segment Operating Margin
Segment earnings (loss) (a)
Medical Isotopes	$11,064	38%	$(2,393)	(30%)
Targeted Therapies	3,494	20%	2,159	15%
Sterilization Technologies	7,208	32%	8,007	35%
Corporate and Other	(1,194)	-	(12,288)	-
Consolidated segment earnings from continuing operations	$20,572	29%	$(4,515)	(10%)
(a)  Segment earnings exclude depreciation and amortization, AECL arbitration costs, change in fair value of embedded derivatives and restructuring (recovery) charges.

Medical Isotopes
Medical Isotopes revenues of $29.5 million increased by $21.6 million in the first quarter of fiscal 2011, compared with the same quarter in fiscal 2010, primarily due to a resumption of sales of NRU-based isotopes following the restart of the NRU reactor in August 2010. The positive impact of the NRU reactor-based isotope revenue was partially offset by a 23% decrease in cyclotron isotopes revenue due to a decline in Thallium-201 sales.

Targeted Therapies
Targeted Therapies revenues of $17.8 million increased by $3.1 million, or 21%, in the first quarter of fiscal 2011, compared with the same quarter in fiscal 2010, reflecting strong performance by TheraSphere® and CardioGen-82™ products.

Sterilization Technologies
Sterilization Technologies revenues of $22.7 million decreased $0.2 million or 1% in the first quarter of fiscal 2011, compared with the same quarter in fiscal 2010, primarily due to a decrease in shipment volumes.

Corporate and Other
Corporate and Other recorded a loss of $1.2 million in the first quarter of fiscal 2011, down $11.1 million, compared with a loss of $12.3 million in the first quarter of fiscal 2010. The decrease was primarily due to completion of the strategic repositioning in fiscal 2010.

Discontinued Operations
Nordion recorded a loss from discontinued operations, net of tax, of $1.9 million in the first quarter of fiscal 2011, compared with a loss of $100.0 million in the first quarter of fiscal 2010. The decrease was primarily due to completion of the strategic repositioning in fiscal 2010.

A full copy of Nordion’s first quarter 2011 Management’s Discussion and Analysis and the financial statements and notes (unaudited) can be downloaded at www.nordion.com/investors/financial_results.asp.

Conference Call
Nordion will hold a conference call on Thursday, March 10, 2011 at 9:30 am ET to discuss its first quarter 2011 results. This call will be webcast live at www.nordion.com, and will be available after the call in archived format at www.nordion.com/investors/webcasts_and_presentations.asp. To participate, please dial 1-866-226-1793 (toll-free North America) or 1-416-340-2218 (International).

About Nordion Inc.
Nordion Inc. (TSX: NDN) (NYSE: NDZ) is a global specialty health science company that provides market-leading products and services used for the prevention, diagnosis and treatment of disease. We are a leading provider of medical isotopes, targeted therapies and sterilization technologies that benefit the lives of millions of people in more than 60 countries around the world. Our products are used daily by pharmaceutical and biotechnology companies, medical-device manufacturers, hospitals, clinics and research laboratories. Nordion has more than 600 highly skilled employees in four locations. Find out more at www.nordion.com.

Caution Concerning Forward-Looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including under applicable Canadian securities laws and the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. This document contains forward-looking statements including the strategy of the continuing businesses, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions. The words “may”, “could”, “should”, “would”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “project”, “expect”, “intend”, “indicate”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import, are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: management of operational risks; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the effects of competition in the markets in which we operate; our ability to manage long-term supply commitments; our reliance on one customer for the majority of our sales of medical isotopes; our ability to maintain regulatory approval for the manufacturing, distribution and sale of our products; the strength of the global economy, in particular the economies of Canada, the U.S., the European Union, Asia, and the other countries in which we conduct business; the stability of global equity markets; assets and liabilities that we retained from the businesses sold; obligations retained and projected adjustments thereto; successful implementation of structural changes, including restructuring plans; our ability to complete other strategic transactions and to execute them successfully; our ability to negotiate future credit agreements, which may or may not be on terms favorable to us; the impact of the movement of the U.S. dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rates in Canada, the U.S., and elsewhere; the timing and technological advancement of new products introduced by us or by our competitors; our ability to manage our research and development; the impact of changes in laws, trade policies and regulations including health care reform, and enforcement thereof; regulatory actions; judicial judgments and legal proceedings, including legal proceedings described in this document; our ability to maintain adequate insurance; our ability to successfully realign our organization, resources and processes; our ability to retain key personnel; our ability to have continued and uninterrupted performance of our information technology and financial systems; our ability to compete effectively; the risk of environmental liabilities; new accounting standards that impact the policies we use to report our financial condition and results of operations; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from third-party special interest groups; our ability to negotiate and maintain collective-bargaining agreements for certain of our employees; natural disasters; public health emergencies and pandemics; international conflicts and other developments including those relating to terrorism; other risk factors described in section 5 of our AIF; and our success in anticipating and managing these risks.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. We do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf, except as required by law.

CONTACTS:
INVESTORS:
Ana Raman
(613) 595-4580
investor.relations@nordion.com

MEDIA:
Tamra Benjamin
(613) 592-3400 x. 1022
tamra.benjamin@nordion.com

SOURCE: Nordion